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June 8, 2018	Nathan Briggs
T: 202-626-3909
Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Corporate & Income Opportunity Fund
File Nos. 333-215581 and 811-21238

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on May 17, 2017 regarding Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 10 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Corporate & Income Opportunity Fund (the “Fund”) being offered on a delayed or continuous basis in reliance on Rule 415 under the Securities, which was filed with the SEC on May 14, 2018. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 4 to the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

STATEMENT OF ADDITIONAL INFORMATION

1.	Comment: The first paragraph on page 45 identifies who the Fund will treat as an “issuer” of a loan participation for purposes of determining whether the fund has invested more than 5% of its total assets in a single issuer. Please add disclosure stating that the Fund will also take this approach for purposes of its concentration policy.

Response: The Fund respectfully submits that it is not aware of any published guidance from the Staff that requires registrants to treat both the lending bank or other lending institution and the borrower as “issuers” for purposes of industry concentration requirements under the 1940 Act. When the Fund acquires a loan participation, it does so to gain exposure to the underlying borrower and not to the financial intermediary involved in the loan participation. The value of a loan participation changes largely in response to changes in response to interest rates and the underlying borrower’s credit quality and relatively little, if at all, in response to factors affecting the industry of which the financial intermediary is a part (i.e., the prospect for a loan participation to generate income or appreciate in the future, or to decline in value, is typically affected little, if at all, by the financial intermediary’s industry). Accordingly, the Fund does not believe that a loan participation should be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the financial intermediary.

However, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 45 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

The Fund limits the amount of its total assets that it will invest in any one issuer or in issuers within the same industry (see “Investment Restrictions”). For purposes of these limits, the Fund generally will treat the corporate borrower as the “issuer” of indebtedness held by the Fund. In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, the Fund will treat both the lending bank or other lending institution and the corporate borrower as “issuers.” ~~for purposes of determining whether the Fund has invested more than 5% of its total assets in a single issuer and in accordance with written guidance from the staff of the SEC.~~ Treating a financial intermediary as an issuer of indebtedness may restrict the Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

2.	Comment: Disclosure on page 52, states that the Fund may cover a call option on an index by segregating assets in an amount equal to the Fund’s net obligation under the option. Please revise this disclosure to reflect that the Fund will segregate an amount equal to the value of the underlying index.

Response: The Fund notes that call options on an index may be required to cash settle, such that a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market net obligation under the contract. PIMCO believes that segregation of the entire value of the underlying index in these circumstances represents a form of overcollateralization that unnecessarily restricts the fund and its investment operations and is not required by Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and its progeny.

We understand, however, that the Staff’s position is that segregation of marked-to-market net obligations is only permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts.1 Accordingly, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 52 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

For a call option on an index, the option is covered if the Fund maintains with its custodian assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to ~~the Fund’s net obligation under the option~~ value of the underlying index.

3.	Comment: Disclosure on page 63 states that, in connection with credit default swaps (“CDS”) in which the Fund is the seller, the Fund can enter into offsetting positions to cover its obligation. Inasmuch as the staff has not stated that entering into offsetting positions is an appropriate method of covering an obligation created when the Fund sells a CDS, please remove the reference to doing so from this sentence.

Response: The Fund notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to approaches to asset coverage more generally, Release 10666 and its progeny provide that contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless: (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund that has sold a put option (i.e., a long position in the underlying instrument) could “cover” its obligations by entering into an offsetting transaction whereby it sells short the instrument underlying the put option at the same or higher price than the strike price of the put option). In accordance with these principles, the Fund believes that it may appropriately cover its obligations created from selling a CDS (i.e., a long position on the underlying asset) by, for example, buying protection through a CDS on the same underlying asset.

[1]	See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

We understand, however, that the Staff’s position is that a fund may cover its obligations by entering into offsetting positions only for certain types of instruments that involve a future payment by the fund (e.g., selling a put option), but not others, including, for example, credit default swaps. Accordingly, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 63 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees~~, or enter into offsetting positions,~~ with a value at least equal to the full notional amount of the Fund’s obligation under the swap.

4.	Comment: Please revise the last sentence on page 83 to reflect that the Fund will take the concentration policies of underlying investment companies into consideration for purposes of the Fund’s industry concentration policy.

Response: The Fund has revised the above-referenced disclosure as follows:

To the extent that an underlying investment company in which the Fund invests has adopted ~~an 80% policy to invest~~ a policy to concentrate its investments in a particular industry, the Fund will, to the extent applicable, take such underlying investment company’s concentration policy into consideration for purposes of the Fund’s own industry concentration policy.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.